787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 19, 2019

VIA EDGAR

Kathy Churko

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Health Sciences Trust Registration Statement on Form N-2

(Securities Act File No. 333-230158)

Dear Mses. Churko and Brutlag:

On behalf of BlackRock Health Sciences Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on March 18, 2019 and April 2, 2019 regarding the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”), which was filed with the Commission on March 8, 2019.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Please note that the Staff may have additional comments to the Registration Statement once missing information is completed.

Response:	The Registrant acknowledges the comment and confirms that, with the exception of the date of the Prospectus, all information required to be included in the Registration Statement at the time of effectiveness will be included by pre-effective amendment.

NEW YORK     WASHINGTON     HOUSTON     PALO ALTO     PARIS     LONDON     FRANKFURT     BRUSSELS      MILAN     ROME

April 19, 2019

Comment No. 2:	With respect to Item 3, please confirm whether the expenses in the Shareholder Transaction Expenses table will be updated to reflect 2018 expenses. We note that the annual expenses of the Registrant disclosed in the table are inconsistent with the Financial Highlights table in the Registrant’s Annual Report. The Financial Highlights table in the Annual Report shows 112 basis points as the gross assets and 109 basis points as the net assets.

Response:	The Registrant submits that the expenses currently disclosed in the Shareholder Transaction Expenses table are accurate and consistent with the Financial Highlights table in the Registrant’s Annual Report.

Comment No. 3:	The fifth paragraph under the subsection entitled “Item 10. Capital Stock, Long-Term Debt and Other Securities – Distributions” refers to “one condition of the SEC exemptive order permitting the Fund to establish the Distribution Plan.” Please confirm that the Registrant is in compliance with the conditions of this exemptive order.

Response:	The Registrant confirms that it is in compliance with the conditions of the SEC exemptive order with respect to its Distribution Plan.

Disclosure Staff Comments

Comment No. 4:	The Staff notes that the fee table under Item 3 has 8 footnotes. The Staff suggests that the Registrant state certain of the information after the fee table section, especially in light of the fact that the fee table shows zeros.

Response:	The Registrant has considered the Staff’s comment and respectfully declines to make the requested change.

Comment No. 5:	The third paragraph under the subsection entitled “Leverage” in Item 3.2 contains the following phrase: “If the Fund were to utilize leverage; however. . . .” This phrase may be confusing to investors. Please add language, if true, that the Fund’s use of derivatives may include leverage.

Response:	The Registrant has added clarifying disclosure to the above-referenced subsection with respect to the Fund’s use of leverage.

* * * * * * * * * * * * * * * *

April 19, 2019

Please do not hesitate to contact me at (212) 728-8037 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Kiersten Zaza, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP